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SEC FILE NUMBER
8-

14715

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hornor Townsend & Kent, Inc.**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Dresher Road
(No. and Street)

Horsham (City) **Pennsylvania** (State) **19044** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stacey N. Polakowski **(215) 956 - 8208**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

PricewaterhouseCoopers LLP
(Name -- *if individual, state last, first, middle name*)

Two Commerce Square Suite 1700 (Address) **Philadelphia** (City) **Pennsylvania** (State) **19103** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

OATH OR AFFIRMATION

I, **Michelle A. Barry**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Hornor Townsend & Kent, Inc.**, as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Marianne C. Bechtel, Notary Public
Horsham Twp., Montgomery County
My Commission Expires Dec. 26, 2009
Member, Pennsylvania Association of Notaries

Marianne C. Bechtel
Notary Public

Michelle A Barry
Signature

CEO/President
Title

This report ** contains (check all applicable boxes)

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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Hornor, Townsend & Kent, Inc. and Subsidiaries

Consolidated Statement of Financial Condition
December 31, 2008

Hornor, Townsend & Kent, Inc. and Subsidiaries
Index
December 31, 2008

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Board of Directors and Stockholder of
Hornor, Townsend & Kent, Inc. and Subsidiaries

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Hornor, Townsend & Kent, Inc. and Subsidiaries (the "Company") at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 17, 2009

Hornor, Townsend & Kent, Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 6,246,440
Restricted cash and deposits with clearing organization	75,029
Receivables from brokers/dealers and clearing organizations	484,615
Commissions receivable	1,113,787
Receivables from affiliates	4,303
Equipment and capitalized software, at cost (net of accumulated depreciation of $1,137,573)	45,811
Prepaid expenses	614,280
Other assets	416,636
Deferred tax asset	10,939
Total assets	$ 9,011,840
Liabilities and Stockholder's Equity	
Liabilities	
Drafts payable	$ 230,974
Commissions payable	970,233
Accounts payable and accrued expenses	1,095,285
Payable to Affiliate	327,753
Securities sold not yet purchased, at market value	5,164
Total liabilities	2,629,409
Stockholder's Equity	
Common stock, $1.00 par value; 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	17,658,264
Accumulated deficit	(11,276,833)
Total stockholder's equity	6,382,431
Total liabilities and stockholder's equity	$ 9,011,840

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Basis of Presentation

Hornor, Townsend & Kent, Inc. (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, the Depository Trust Clearing Corporation and the National Securities Clearing Corporation. The Company is a wholly owned subsidiary of The Penn Mutual Life Insurance Company ("Penn Mutual"). The Company has two wholly owned subsidiaries, HTK of Delaware, Inc. and HTK Insurance Agency, Inc. These companies perform duties in relation to joint venture partnerships and insurance related selling requirements. All intercompany balances and transactions are eliminated in consolidation. The Company selects, trains, and supervises personnel of Penn Mutual and independent registered representatives in connection with the sale of registered products.

As of December 31, 2008, the Company had an accumulated deficit of $11,276,833. The Company's operations are funded primarily by capital contributions of its parent, Penn Mutual. Penn Mutual would provide any incremental capital to fund HTK's ongoing business operations, to the extent that such capital is not generated through the Company's normal operating activities.

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt securities purchased with a maturity of 90 days or less.

Restricted Cash and Deposits with Clearing Organizations

Restricted Cash represents cash in a bank account established for the benefit of customers in accordance with section (k)(2)(i) of the Securities Exchange Act Rule 15c3-3. These funds are set aside to cover potential obligations to customers who may have been overcharged commissions due to possible breakpoint discounts that may not have been delivered.

Restricted Cash also includes $50,000 in deposits with Pershing LLC, the Company's clearing organization.

Receivable from Broker/Dealers and Clearing Organization

Receivable from broker/dealers and clearing organization includes a receivable from Pershing, LLC in the amount of $484,615 at December 31, 2008. The Company clears certain of its customer transactions through Pershing, LLC on a fully disclosed basis. The amount receivable from the clearing broker relates to commissions and other fees earned for the aforementioned transactions.

Equipment and Capitalized Software

Equipment is recorded on an historical cost basis and is depreciated on a straight-line basis over the estimated useful lives of the assets. A straight line method of depreciation is used, generally with a three year useful life on computer software and equipment.

Securities Transactions

Securities transactions and related commissions are recorded on a trade-date basis.

Annuities Sales
Annuities transactions and related commissions are recorded upon acceptance by the insurance company.

Investment Advisory Income
Investment Advisory Income is received monthly and quarterly and is recognized as earned per the terms of the contracts.

Asset Management Income
Asset Management Income is earned and recorded as services are provided.

Interest Income
Interest income is received monthly and is recognized as earned.

Federal Income Taxes
The Company files a consolidated federal income tax return with Penn Mutual. Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. The federal income tax provision or benefit is limited to the extent the Company's results of operations increase or decrease the consolidated tax liabilities of Penn Mutual pursuant to a tax sharing agreement with Penn Mutual. In the absence of this agreement the Company potentially may not be able to recognize reflected benefits in whole or in part. Deferred income tax assets and liabilities are established to reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred tax assets or liabilities are measured by using the enacted tax rates expected to apply to taxable income in the period in which the deferred tax liabilities or assets are expected to be settled or realized.

The Company had a receivable from Penn Mutual of $101,541 at December 31, 2008 relating to underpayments from Penn Mutual. This amount is included in prepaid expenses and other assets on the consolidated statement of financial condition.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statement and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Significant Revenue Relationships
HTK considers significant revenue relationships to be relationships who account for 10% or more of total revenue. In 2008, one non-affiliated company accounted for approximately 11% of total revenue. No other companies accounted for more than 10% of total revenue.

3. Related Party Transactions

HTK supports Penn Mutual's professional agents and financial advisors and sells Penn Mutual Variable Life and Variable Annuity Products.

Under the terms of an expense allocation agreement, the Company reimbursed Penn Mutual for services provided on behalf of the Company, including direct and allocated expenses. Penn Mutual reimbursed the Company for services provided on behalf of Penn Mutual, including direct and indirect expenses.

As a marketing allowance, the Company pays an 85% ratio of commission expense on commission revenue. Commission Revenue is defined as Commissions from sale of investment company shares, variable insurance products and securities and fee income from investment advisory and asset management. After commissions are paid to registered representatives the residual value is paid to Penn Mutual.

As of December 31, 2008, the Company had a payable of $393,355 to Penn Mutual resulting from related party transactions.

Other expenses paid to Penn Mutual in 2008 include rent.

4. Credit Risk

The Company clears approximately 20% of their securities transactions through a clearing broker. Accordingly, a substantial portion of the Company's credit exposures are concentrated with their clearing broker. In accordance with industry practice, the clearing agent records customer transactions on a settlement-date basis, which is generally three business days after trade date. The clearing agent is therefore exposed to risk of loss on these transactions in the event of a customer's inability to meet the terms of their contracts, in which case the clearing agent may have to purchase or sell the underlying financial instruments at prevailing market prices. Any loss incurred by the clearing agent, on behalf of a customer of the Company, is charged to the Company.

The Company seeks to control the risk of loss by requiring customers to maintain margin collateral in compliance with various guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary. At December 31, 2008, total margin debt was $3,108,899. Collateral held in connection with these transactions was $17,841,363 at December 31, 2008.

5. Income Taxes

The Company had a deferred tax asset of $10,939 at December 31, 2008, and no deferred tax liability. Deferred taxes result primarily from accrued expenses which are not currently deductible for income tax purposes and capitalized software costs which are deductible when paid for income tax purposes. The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in income Taxes* on January 1, 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2008	$ 0
Additions based on tax provisions related to the current year	-
Additions for tax positions in prior years	-
Reductions for tax positions in prior years	-
Settlements/statue expiration	-
Balance at December 31, 2008	$ 0

The Company recognizes penalties and/or interest as a component of tax expense. During the year ended December 31, 2008, the Company did not recognize any interest. The Company had no interest accrued at December 31, 2008. No penalties were recognized or accrued. Therefore, the total unrecognized tax positions reserve as of December 31, 2008 is $0.

The Internal Revenue Services ("IRS") has completed their examination of the Company's income tax returns through the year 2004. Income tax returns for the tax years 2005 and 2006 are currently being examined by the IRS. Management has not made a provision as no adjustments are expected.

The Company does not anticipate that total unrecognized tax benefits will significantly change in the next twelve months due to the settlement of audits or statute expirations.

6. Employee Benefit Plan

The employees of the Company are covered under Penn Mutual's defined benefit retirement plan. Under this arrangement, the Company owed $0 to Penn Mutual as of December 31, 2008. Payments are made regularly throughout the year.

7. Commitments and Contingencies

The Company leases its office from Penn Mutual under a noncancelable operating lease expiring March 31, 2009. The Company expects to renew the lease immediately upon expiration.

At December 31, 2008, aggregate minimum rental commitments under all noncancelable leases through March 31, 2009 were $26,874.

The Company is a party to or is involved with potentially material litigation. Such matters include actions involving activities of its registered representatives (selling unapproved products). The actions seek damages up to $7,820,532. While the Company intends to defend its position in these actions, management believes an adverse result is reasonably possible. However, no provisions for losses have been recorded in connection with these matters as these cases are in their earliest stages. The Company is also a party to other litigation, threatened litigation that arises in the ordinary course of business. Aside from those matters described above, the Company, after consultation with counsel, does not believe that the pending or threatened litigation individually or in the aggregate, will have a material adverse effect on the Company's results of operations, financial condition, or its cash flows. Therefore, as of December 31, 2008, the Company had accrued liabilities of $0 which represents its best estimate for probable losses in connection with these various legal actions.

The Company has a liability for potential mutual fund breakpoint refunds to customers in the amount of $5,000 as of December 31, 2008. This amount represents the Company's best estimate of probable refunds in connection with possible overcharges on large mutual fund purchases by its customers. In the opinion of management, the ultimate impact of these refunds will not have a material adverse effect on the Company's financial condition or liquidity.

8. Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank deposits and money market funds. The Company maintains cash balances with financial institutions that exceed the federally insured limit of $250,000 per institution. The Company also maintains money market funds that are not federally insured. Management of the Company believes it has adequately mitigated this risk by only investing in or through major financial institutions.

9. Equipment and Capitalized Software

Equipment	$ 671,487
Capitalized software	511,897
	1,183,384
Less: Accumulated depreciation and amortization	(1,137,573)
	$ 45,811

10. Fair Value of Financial Instruments

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used by the Company to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities without adjustment. The Company's Level 1 assets include investments in BlackRock Money Market Funds which are quoted daily. The Company's Level 1 assets are included in Cash and Cash Equivalents. The Company's Level 1 liabilities are included in securities sold but not yet purchased.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company does not hold any Level 2 assets.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment by management. The Company does not hold any Level 3 assets.

The fair value of an asset or liability may include inputs from more than one level in the fair value hierarchy. The lowest level of significant inputs used to value the asset or liability determines which level the asset or liability is classified in its entirety.

Description	December 31, 2008	Level 1	Level 2	Level 3
Assets				
Cash and cash equivalents				
Money market fund	$ 6,164,918	$ 6,164,918	$ -	$ -
Total	$ 6,164,918	$ 6,164,918	$ -	$ -
Liabilities				
Securites sold short				
Municipal Bond	$ 5,164	$ 5,164	$ -	$ -
Total	$ 5,164	$ 5,164	$ -	$ -

11. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of Securities Exchange Act of 1934. The Company meets the exemptive provision of SEC Rule 15c3(k)(2)(ii). The Company computes its net capital requirement using the basic method of computation. Under this method, the Company's requirement may not be less than 6⅔% of aggregate indebtedness or $250,000 whichever is greater. The regulations also require that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2008, the Company had net capital of $4,959,453 which was $4,709,453 in excess of its requirement of $250,000. The Company's net capital ratio was .53 to 1.